UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PowerShares DWA Consumer Cyclicals Momentum Portfolio (ETF), a series of
PowerShares Exchange-Traded Fund Trust

(Name of Issuer)

Shares

(Title of Class of Securities)

73935X419

(CUSIP Number)

January 17, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]             Rule 13d-1(b)
[   ]             Rule 13d-1(c)
[   ]             Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PowerShares DWA Consumer Cyclicals
Momentum Portfolio (ETF), a series of
SCHEDULE 13G/A	PowerShares Exchange-Traded Fund Trust	CUSIP No. 73935X419

CUSIP No. 73935X419

1.	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

Robert W. Baird & Co. Incorporated
39-6037917

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	0

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)	0.0%

12.	Type of Reporting Person (See Instructions)	IA

PowerShares DWA Consumer Cyclicals
Momentum Portfolio (ETF), a series of
SCHEDULE 13G/A	PowerShares Exchange-Traded Fund Trust	CUSIP No. 73935X419

Item 1.

(a)	Name of Issuer:

PowerShares DWA Consumer Cyclicals Momentum Portfolio (ETF), a series of PowerShares Exchange-Traded Fund Trust

(b)	Address of Issuer’s Principal Executive Offices:

3500 Lacey Road, Suite 700
Downers Grove, IL 60515

Item 2.

(a)	Name of Person Filing:

Robert W. Baird & Co. Incorporated

(b)	Address of Principal Business Office or, if none, Residence:

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

(c)	Citizenship:

Wisconsin corporation

(d)	Title of Class of Securities:

Shares

(e)	CUSIP Number:

73935X419

PowerShares DWA Consumer Cyclicals
Momentum Portfolio (ETF), a series of
SCHEDULE 13G/A	PowerShares Exchange-Traded Fund Trust	CUSIP No. 73935X419

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

0

(b)	Percent of Class:

0.0%.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

0

PowerShares DWA Consumer Cyclicals
Momentum Portfolio (ETF), a series of
SCHEDULE 13G/A	PowerShares Exchange-Traded Fund Trust	CUSIP No. 73935X419

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

PowerShares DWA Consumer Cyclicals
Momentum Portfolio (ETF), a series of
SCHEDULE 13G/A	PowerShares Exchange-Traded Fund Trust	CUSIP No. 73935X419

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2018
Date

/s/ Paul L. Schultz
Signature

Paul L. Schultz, Secretary & General Counsel
Name/Title